

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

<u>Via E-mail</u>
Donny Smith
President and Secretary
Segway IV Corp.
213 South Oak Avenue
Owatonna, MN 55060

> **Re:** **Segway IV Corp.**
> **Form 10-Q for Quarter Ended March 31, 2011**
> **Filed May 16, 2011**
> **Form 10-Q for Quarter Ended June 30, 2011**
> **Filed August 11, 2011**
> **File No. 000-30327**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Forms 10-Q for Quarters Ended March 31, 2011 and June 30, 2011</u>

<u>Cover page</u>

1. In future filings please indicate by check mark whether you submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

Financial Statements

Notes to Financial Statements

Note 12. Controls and Procedures, pages F-8 and page 9

2. We note your disclosure that you carried out an evaluation of the effectiveness of your disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of December 31, 2010.   However, under Item 4 you state that you performed an evaluation of disclosure controls and procedures as of March 31, 2011 and June 30, 2011. Please confirm to us that you evaluated disclosure controls and procedures as of the end of the period covered by each quarterly report. In future filings, please revise these inconsistent disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant